SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              Amendment No. 8
                                    to
                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                           Hills Stores Company
                             (Name of Issuer)


                        Common Stock, $.01 par value
                      (Title of Class of Securities)



                                431692102
                               (CUSIP Number)



                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                             February 21, 1995
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  /_/


Check the following box if a fee is being paid with this statement: /_/

                            Page 1 of 12 pages

PAGE
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                               SCHEDULE 13D

CUSIP No.  431692102                           Page 2 of 12 Pages


     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN & CO., L.P.                       13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

                WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF         8)   SHARED VOTING POWER
     SHARES          618,827 (See Item 5)
     BENEFICIALLY
     OWNED BY   9)   SOLE DISPOSITIVE POWER
     EACH            Not Applicable
     REPORTING
     PERSON     10)  SHARED DISPOSITIVE POWER
     WITH            618,827 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         618,827 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                            /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.5% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN

PAGE
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                               SCHEDULE 13D

CUSIP No.  431692102                           Page 3 of 12 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN FOCUS FUND L.P.   13-3746015


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY



4)       SOURCE OF FUNDS

                WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF            8) SHARED VOTING POWER
     SHARES           65,497 (See Item 5)
     BENEFICIALLY
     OWNED BY      9) SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON       10) SHARED DISPOSITIVE POWER
     WITH             65,497 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     65,497 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .8% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN

PAGE
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                               SCHEDULE 13D

CUSIP No.  431692102                           Page 4 of 12 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

            WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

7)   SOLE VOTING POWER
                 Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             288,264 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON        10)  SHARED DISPOSITIVE POWER
     WITH               288,264 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     288,264 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                 /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.6% (See Item 5)

14)  TYPE OF REPORTING PERSON
           CO

PAGE
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                               SCHEDULE 13D
CUSIP No.  431692102                           Page 5 of 12 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS, L.P.    13-3544838

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

           AF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                            /_/

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

7)  SOLE VOTING POWER
                      Not Applicable
    NUMBER
    OF            8)  SHARED VOTING POWER
    SHARES            684,324 (See Item 5)
    BENEFICIALLY
    OWNED BY      9)  SOLE DISPOSITIVE POWER
    EACH              Not Applicable
    REPORTING
    PERSON       10)  SHARED DISPOSITIVE POWER
    WITH              684,324 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    684,324 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                            /_/

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.3% (See Item 5)

14) TYPE OF REPORTING PERSON
           PN

PAGE

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 6 of 12 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS INC.     13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) /_/
                                          (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                        Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            972,588 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              972,588 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     972,588 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.7% (See Item 5)

14)  TYPE OF REPORTING PERSON
            CO

PAGE
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                               SCHEDULE 13D

CUSIP No.  431692102                           Page 7 of 12 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) /_/
                                                (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          AF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

7)   SOLE VOTING POWER
                          Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             972,588 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON        10)  SHARED DISPOSITIVE POWER
     WITH               972,588 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     972,588 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.7% (See Item 5)

14)  TYPE OF REPORTING PERSON
            IN

PAGE

                      Amendment No. 8 to Schedule 13D

            This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994, August 11, 1994, August 30, 1994, September 21, 1994 and September 26, 1994 (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 8, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I.  Items 5(a) and 5(c) of the Schedule 13D, "Interest in
    Securities of the Issuer," are amended by adding the following to the end thereof:

          "(a) On February 21, 1995, in connection with the Company's issuer tender offer (the "Tender Offer"), the Reporting Persons tendered to the Company all shares of Common Stock and Preferred Stock owned by them. On February 22, 1995, the Company announced a preliminary proration percentage of 23.93%. As a result, it is anticipated that Dickstein & Co., Dickstein Focus and Dickstein International will have sold the following shares in the Tender Offer:

                              Common Stock        Preferred Stock
          Dickstein & Co.         125,975              68,694
          Dickstein Focus          17,301               3,302
          Dickstein International  70,290              20,707

After giving effect to the foregoing, the Reporting Persons beneficially own an aggregate of 972,588 shares of Common Stock (including 294,692 shares which the Reporting Persons have the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 11.7% of the shares of Common Stock outstanding. Dickstein & Co. owns 618,827 of such shares (including 218,370 shares which Dickstein & Co. has the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 7.5% of the shares of Common Stock outstanding. Dickstein Focus owns 65,497 of such shares (including 10,498 shares which Dickstein Focus has the right to acquire upon the conversion of shares of Preferred Stock), representing approximately .8% of the shares of Common Stock outstanding. Dickstein International owns 288,264 of such shares (including 65,824 shares which Dickstein International has the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 3.6% of the shares of Common Stock outstanding. The foregoing percentages are based upon 8,042,521 shares of Common Stock outstanding as estimated by the Reporting Persons after giving effect to the repurchase of shares of Common Stock pursuant to the Tender Offer. Upon the resolution of all pre-petition claims pursuant to the Company's

Plan of Reorganization (see Item 3), the Reporting Persons will be entitled to receive additional shares of Common Stock and Preferred Stock pursuant to such Plan of Reorganization.

     Mark Brodsky, a Vice President of Dickstein Inc., tendered to the Company all shares of Common Stock that he owned. Based on the preliminary proration percentage, it is anticipated that Mr. Brodsky will have sold 239 shares of Common Stock in the Tender Offer and will continue to hold 707 shares, constituting less than 1% of the outstanding shares of Common Stock

          (c) Except as described in Item 5(a) above and as set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common
Stock during the past 60 days.  The transactions reflected on
Schedule II were effected in the open market"

                                 SIGNATURE


           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  February 23, 1995

                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

PAGE
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                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             /s/ Mark Dickstein
                             Name:   Mark Dickstein

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
                            Schedule II


                      TRANSACTIONS IN COMMON
                            STOCK OF
                       HILLS STORES COMPANY
                  DURING THE PRECEEDING 60 DAYS
             (other than pursuant to the Tender Offer)

           Shares Sold by Dickstein International Limited


            Number of
              Shares      Price per
  Date         Sold         Share      Commission    Net Proceeds
2/22/95       1000           $21.25     $85.00        $2,040.00

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